UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245,

Plaza Carso / Edificio Telcel,

Colonia Ampliación Granada,

Miguel Hidalgo,

11529, Mexico City,

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-259910).

EXHIBITS

Pricing Agreement, dated June 27, 2023 (incorporating the Underwriting Agreement—Standard Provisions dated October 1, 2018) among América Móvil, S.A.B. de C.V., as Issuer, BBVA Securities Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Santander US Capital Markets LLC, as Underwriters, and the Mexican affiliates of the Underwriters named in Schedule III thereto.	Exhibit 1.1

Sixth Supplemental Indenture, dated as of July 6, 2023, among América Móvil, S.A.B. de C.V., as issuer, Citibank, N.A., as trustee and registrar, and Citibank, N.A., London Branch, as paying, authenticating and transfer agent, relating to the 9.500% Senior Notes due 2031.	Exhibit 4.1

Specimen of Global Note representing the 9.500% Senior Notes due 2031.	Exhibit 4.2

Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated July 6, 2023.	Exhibit 5.1

Opinion of Bufete Robles Miaja, S.C., dated July 6, 2023.	Exhibit 5.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2023

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José Garcĺa Moreno Elizondo

Name:	Carlos José Garcĺa Moreno Elizondo

Title:	Chief Financial Officer